Contact

www.linkedin.com/in/
mccarthyshane (LinkedIn)
www.sandboxx.us/ (Company)
www.hopefoundation.ie/ (Other)

Top Skills

Marketing Strategy
Team Management
Change Management

Languages

German (Limited Working)
English (Native or Bilingual)

Honors-Awards

Best Application & Best Overall Product

Shane McCarthy

Chief Marketing Officer at Sandboxx | Product Growth
Washington DC-Baltimore Area

Summary

Ambitious and experienced marketing executive with extensive success in sales & business growth. Energized when leading a full array of enterprise marketing and business operation responsibilities, building foundations that enable companies to scale for growth.

• BRANDING & COMMUNICATION: Experience building brands from scratch and maintaining 70+ net promoter score among current & past customers.

• PRODUCT MANAGEMENT: Lead product strategy from MVP to 2m+ customers. Maintains 5x industry average for 30-day customer retention rate in current role.

• LEADERSHIP: Hired 50+ team members in current CMO role. Mentors junior & senior employees of high performance teams.

• SALES: Excellent storytelling skills; quality networking ability. Signed deals worth $10M+ in direct revenue with partner organizations.

• TECHNICAL EXPERTISE: True hybrid leader with solid skills in 35+ technical tools. Skilled at contract negotiation and vendor management.

"I came into work every day never questioning our marketing approach because Shane had the data or knew how to get more data about our customers. This allowed me to work with trust and enabled me to produce some of the best work of my entire career. I would have never been as productive as I was without that trust and Shane was the leader that enabled that." - Former teammate.

Experience

Sandboxx
Chief Marketing Officer
September 2014 - Present (8 years 4 months)
Washington D.C. Metro Area

• Responsible for all marketing activities, sales & government team, field marketing team and customer support
• Drove company strategy, while providing updates to board and investors
• Grew Sandboxx platform from prelaunch to 4m+ customers
• Interviewed & hired 50+ employees across marketing, sales, product & customer support
• Raised two funding rounds for company growth
• Facilitated sales/marketing partnerships with third parties (USAA, USO, Marine Corps Community Services, Blue Star Families, Army Air Force Exchange Services & Navy Exchange)
• Recognized by Forbes & TechCrunch as one of Top Veteran Companies in United States. Touted in Washington Post & other major newspaper/television media outlets

The Hope Foundation
Board Member
2016 - Present (6 years)
United States

Provide marketing, development and governance expertise to an organization that extends support to children and their communities via 60 on the ground projects in Kolkata - employing over 15 staff in the UK and Ireland and almost 500 staff in West Bengal.

Agencyport Software
Software Developer
2014 - 2014 (less than a year)

Worked on the company's product team, helping to create their newest products with some of the latest technologies.

Health Service Executive
Technology & Change Manager
2013 - 2014 (1 year)
Ireland

Managed the implementation of a time management & HR system for 200 employees across 20 different healthcare centers.

University College Cork, Ireland (UCC)

Guest Lecturer

2013 - 2014 (1 year)

Cork

Lectured across multiple departments on topics such as marketing and product growth.

Department of Education and Skills - Ireland

Software Developer

2013 - 2013 (less than a year)

Developed a national database to store information relating to 1,500 schools and educational centers.

Education

University College Cork

BSc, Business Information Systems

Reforge Growth School

2018 Spring Growth Series, Marketing